ELICIO THERAPEUTICS, INC.
451 D Street, 5th Floor
Boston, MA 02210
March 12, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Daniel Crawford

Re: Elicio Therapeutics, Inc.
Registration Statement on Form S-3, as amended
Filed March 12, 2026
File No. 333-293861 (the “Registration Statement”)
Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Elicio Therapeutics, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date and time of the above-referenced Registration Statement to Monday, March 16, 2026, at 9:00 a.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact Daniel A. Bagliebter of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6856 with any questions regarding this request.

Very truly yours,

ELICIO THERAPEUTICS, INC.

/s/ Robert Connelly
Robert Connelly
President and Chief Executive Officer

cc: Elicio Therapeutics, Inc.
Megan Filoon